Exhibit 99.1

SCHMID Group N.V. announces closing of the second tranche of its USD 30 million convertible notes financing

Freudenstadt, Germany, March 6, 2026– SCHMID Group N.V. (NASDAQ: SHMD) (the “Company”), a global leader in providing solutions to the high-tech electronics, photovoltaics, glass, and energy systems industries, announced today that it has issued the second $15.0 million tranche of its previously announced $30.0 million convertible notes financing under the investment agreement dated January 18, 2026 with an institutional investor (the "Investor"). The Company has issued and sold senior convertible notes in an aggregate principal amount of $30.0 million convertible into ordinary shares of the Company (the “Notes”) together with the issuance of warrants to purchase ordinary shares of the Company (the “Warrants”) in a private placement to the Investor (the Notes and Warrants together, the “Investment Agreement”).

The first tranche of the Notes in a principal amount of $15.0 million was issued on January 21, 2026. The second tranche of the Notes was subject to the effectiveness of a Form F-1 registration statement covering the underlying shares of the Notes and Warrants and was contractually required to be funded on the second business day after the effectiveness. The Company's Form F-1 registration statement was declared effective by the Securities and Exchange Commission (SEC) on March 3, 2026. As a result, on March 5, 2026, the second tranche of $15.0 million of the Notes was issued on March 5, 2026.

In connection with the second tranche of the Notes, the Company issued additional warrants to the Investor to purchase shares of the Company in an amount determined by reference to the principal amount of the Notes, as agreed and specified in the Investment Agreement in January 2026. The Warrants are exercisable until December 15, 2028, at an exercise price equal to the lower of the applicable fixed premium conversion prices under the Notes, exercisable for cash or, at the Company’s election, on a cashless basis.

The net proceeds from the issuance of the Notes are expected to be used for general corporate purposes, including working capital, capital expenditures, and potential acquisitions or investments.

William Blair acted as sole placement agent in connection with the financing.

“The closing of the second tranche of the financing announced in January 2026 is an important milestone for SCHMID. The additional capital strengthens our balance sheet and supports the execution of our growth strategy, including meting increasing customer order volumes and anticipated market demand” said Arthur Schuetz, Chief Financial Officer of the Company.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-looking Statements

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements can include statements regarding our expectations with respect to future performance and the anticipated timing of certain commercial or financing activities, expected timing and completion of the private placement and use of proceeds related thereto. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: geopolitical events, conflicts or wars, including trade wars, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our current dependence on sales to a limited number of customers for most of our revenues; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the SEC February 13, 2026, which is available on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

About The SCHMID Group

The SCHMID Group is a world-leading global solutions provider for the high-tech electronic, photovoltaics, glass, and energy systems industries, with its headquarters based in Freudenstadt, Germany. Founded in 1864, today it employs approximately 700 staff members worldwide, and has technology centers and manufacturing sites in multiple locations including Germany and China, in addition to several sales and service locations globally. The Group focuses on developing customized equipment and process solutions for multiple industries including electronics, renewables, and energy storage. Our system and process solutions for the manufacture of substrates, printed circuit boards and other electrical components ensure the highest technology levels, high yields with low production costs, maximized efficiency, quality, and sustainability in green production processes.

Learn more at www.schmid-group.com